

April 11, 2014

Via E-mail
George E. Kilguss, III
Chief Financial Officer
VeriSign, Inc.
12061 Bluemont Way
Reston, VA 20190

> **Re:** **VeriSign, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 000-23593**

Dear Mr. Kilguss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 39

1.   We note that renewal rates for existing registrations are one of the drivers of changes in revenue. Please tell us what consideration was given to including renewal rate information in your MD&A discussion. In this regard, we note that you disclose renewal rate information in your earnings release which was filed in the Form 8-K on February 6, 2014. We refer to you Section III.B.1 of SEC Release No. 33-8350.

Item 11. Executive Compensation, page 53 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 9, 2014)

2.   In your response describe the company's performance relative to the parameters evaluated to determine bonus and RSU award levels, and clarify the methodology followed to establish those categories of compensation. In future filings, the bases on which cash bonuses, RSUs or other forms of performance-based compensation were earnable and awarded should be explained in reasonably specific detail.

Item 15. Exhibits and Financial Statement Schedules, page 54

3.   In your next filing, please include a copy of your December 1, 2012 revised *.name* Registry Agreement or tell us why you believe that you are not required to file this agreement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13: Income Taxes, page 88

4.   We note the $1.2 billion related to capital loss carryforwards and book impairment of investments that was included in deferred tax assets as of December 31, 2013. Please tell us what consideration was given to disclosing the amounts, expiration dates, the limitations of and the future tax effect of the capital loss carryforwards. Refer to ASC 740-10-50-6 and ASC 740-10-50-3, by analogy.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief